richard.alsop@shearman.com 212.848.7333 (Direct) 646.848.7333 (Fax)	November 1, 2013

Via Email and EDGAR Correspondence Filing

Mr. Jay Ingram, Legal Branch Chief

Ms. Asia Timmons-Pierce, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3561

ADS Waste Holdings, Inc.

Registration Statement on Form S-4

(File No. 333-191109)

Responses to SEC Comments to Amendment No. 1 to Form S-4 filed on October 17, 2013

Dear Mr. Ingram:

On behalf of ADS Waste Holdings, Inc. (the “Company” or “we” or “us”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated October 30, 2013, relating to Amendment No. 1 to the registration statement on Form S-4 (File No. 333-191109) of the Company filed on October 17, 2013 (the “Registration Statement”). Each Staff comment has been repeated below, for your convenience, and is followed by the Company’s response to that comment.

This letter should also be read in conjunction with Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which the Company filed with the Commission on November 1, 2013. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 5. To assist the Staff, we are delivering a copy of this letter and a comparison draft showing the changes made in Amendment No. 5.

Comments to Registration Statement Received in Letter Dated October 30, 2013

Unaudited Pro Forma Consolidated Statement of Operations, page 31

1.	We note your response to prior comment 4. Please revise the presentation of your basic and diluted earnings per share, in the Proforma Adjusted ADS Waste, Inc. column, under this heading and elsewhere in your filing where the measures are presented, by replacing the commas after 105 with decimal points and rounding them to the nearest cent.

Response: We note that in Amendment No. 1, (Loss) income from continuing operations was presented in thousands, while Earnings Per Share, basic and diluted, were not. Also, there are only 1000 shares of our common stock outstanding. In response to the Staff’s comment, and in order to avoid confusion, we have presented Earnings Per Share, basic and diluted, in thousands in Amendment No. 5. Refer to the revised presentation of our basic and diluted earnings per share on pages 13 and 33 of Amendment No. 5.

Financial Statements, page F-1

Note 15 – Long-Term Debt, page F-31

2.	We have read your respone to comment 3 of our letter dated October 9, 2013, in which you indicate that the parent company has no independent assets or operations, and each of the subsidiary guarantors is 100% owned by the company. Please expand your disclosure under this heading to include these statements as required by Note 1 to Rule 3-10(f) of Regulation S-X.

Response: In response to Staff’s comment, the Company has added the expanded disclosure to footnote 15 on page F-32 to provide the additional disclosures called for by Note 1 to Rule 3-10(f) of Regulation S-X.

Exhibits and Financial Statement Schedules, page II-16

Exhibits 10.1 and 10.3

3.	We note your response to comment 21 of our leter dated October 9, 2013. You have included the schedules to Exhibit 10.1, but it does not appear that you have included the exhibits. Please advise.

Response: We apologize for the oversight. The exhibits to Exhibit 10.1 have been filed as Exhibit 10.1(a) with Amendment No.5.

Exhibit 23.1 – Consent of Independent Registered Accounting Firm

4.	We note your consent is dated September 11, 2013. Please obtain and file an updated consent from your auditors.

Response: We have filed currently dated accountants’ consents with Amendment No. 5.

If you have any questions concerning the matters referred to in this letter, please contact the undersigned by telephone at (212) 848-7333 or email at richard.alsop@shearman.com.

Very truly yours,

Richard Alsop

cc:	JD DeSantis, Shearman & Sterling LLC
Scott E. Friedlander, General Counsel
Jennifer Lada, Director of Financial Reporting

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